UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at February 25, 2008

NORTHERN DYNASTY MINERALS LTD.
 800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
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Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: February 25, 2008

Print the name and title of the signing officer under his signature.

    1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.northerndynasty.com

UPDATED RESOURCE ESTIMATE CONFIRMS PEBBLE EAST AS ONE OF THE WORLD'S
MOST IMPORTANT COPPER-GOLD-MOLYBDENUM DEPOSITS

February 25, 2008, Vancouver, BC - Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") (TSX: NDM; AMEX: NAK) is pleased to announce an updated estimate of mineral resources at the Pebble East copper-gold-molybdenum deposit, following the completion of 157,000 feet of drilling in 36 holes during 2007. The new resource estimate was prepared by technical consultants to the Pebble Limited Partnership ("Pebble Partnership") and is based on assay results from a total of 162 diamond drill holes completed in the Pebble East area. A further 157,000-foot in-fill and delineation drill program commenced on February 13, 2008 at Pebble East. This new drill program is designed to upgrade the classification of a portion of Pebble East to an indicated mineral resource in preparation for this year's pre-feasibility mine planning studies, and also to determine the full extent of the deposit which is still open.

At a 0.60% copper equivalent cut-off, the newly estimated inferred mineral resources1 in the Pebble East deposit are:

•3.9 billion tonnes grading 0.99% copper equivalent2, containing 49 billion pounds of copper, 45 million ounces of gold, and 2.8 billion pounds of molybdenum.

At a 1.00% copper equivalent cut-off, the newly estimated inferred mineral resources1 are:

•1.5 billion tonnes grading 1.32% copper equivalent2, containing 27 billion pounds of copper, 24 million ounces of gold, and 1.2 billion pounds of molybdenum.

A summary of inferred mineral resources for the Pebble East deposit at various cut-off grades is tabulated below and a Drill Hole Location Plan is posted on the Company's website at www.northerndynasty.com.

PEBBLE EAST DEPOSIT
INFERRED MINERAL RESOURCES1

Cut-Off	Size	Grade				Contained Metal
CuEQ[2,3] %	Million Tonnes	Copper %	Gold g/t	Molybdenum %	CuEQ[2] %	Copper B lb	Gold M oz	Molybdenum B lb
0.60	3860	0.58	0.36	0.033	0.99	49	45	2.8
0.70	3100	0.64	0.39	0.033	1.07	44	39	2.3
0.80	2420	0.71	0.42	0.034	1.16	38	33	1.8
0.90	1900	0.77	0.46	0.035	1.25	32	28	1.5
1.00	1520	0.82	0.49	0.035	1.32	27	24	1.2
1.10	1200	0.87	0.53	0.035	1.40	23	21	0.9

Note 1
By prescribed definition, "Mineral Resources" do not have demonstrated economic viability. An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.

Note 2
Copper equivalent calculations use metal prices of US$1.00/lb for copper, US$400/oz for gold, and US$6.00/lb for molybdenum. Copper equivalent has not been adjusted for metallurgical recoveries. Adjustment factors to account for differences in relative metallurgical recoveries for copper, gold and molybdenum will depend upon the completion of metallurgical testing. CuEQ = Cu % + (Au g/t x 12.86/22.05) + (Mo% x 132.28/22.05).

Note 3
Cut-offs in the range of 0.60% CuEQ, are typically used for bulk underground mining operations at copper porphyry deposits located around the world. Appropriate cut-offs for the Pebble Project's open pit and underground resources will be defined during the pre-feasibility study planned during 2008.

The Pebble East deposit is contiguous to, deeper and higher grade than the 4.1 billion tonne near surface Pebble West deposit (see Northern Dynasty News Release March 2005). A preliminary geotechnical assessment has shown that Pebble East is amenable to low cost, bulk underground mining. The Pebble deposits are located on State land designated for mineral exploration and development in southwestern Alaska, USA.

On July 31, 2007, the Company completed a transaction with Anglo American plc, whereby a wholly owned subsidiary of Anglo American plc became a 50% partner with a wholly owned affiliate of Northern Dynasty in a limited partnership with equal rights in the Pebble Project, and by making a staged cash investment of US$1.425 billion can retain its interest. The purpose of the Pebble Partnership is to engineer, permit, construct and operate a modern, long-life mine at the Pebble Project. The transaction agreements lay out a schedule to accomplish this goal, targeting completion of a pre-feasibility study by December 2008, a feasibility study by 2011 and commencement of commercial production by 2015.

Alaska has a global reputation for responsible resource development, and some of the most progressive environmental regulations and permitting processes in the world. The goal of the Pebble Partnership is to put forward, in due course, a project for open and public permitting assessment that will bring direct benefits to the local communities, as well as being a catalyst for sustainable economic development in the region and across the State.

Ronald Thiessen stated, "Northern Dynasty is on a very strong foundation to build substantial shareholder value with a 50% equal operatorship interest in Pebble and a partnership with a world-class mine development team. Furthermore, the investment planned by Anglo American in the Pebble Project, along with the investments by Rio Tinto plc to acquire 19.8% and Mitsubishi Corporation 9.1% of Northern Dynasty's shares, are strong endorsements of the Project."

David Gaunt, P.Geo., Hunter Dickinson Inc., and Duncan Campbell, (PMIMMM), Anglo American, are technical consultants to the partnership and the Qualified Persons for the current resource estimate of Pebble East deposit. They have reviewed and approved this news release.

For further details on Northern Dynasty please visit the Company's website at www.northerndynasty.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President and CEO
Northern Dynasty Minerals Ltd.

Sole Responsibility

No regulatory authority has approved or disapproved the contents of this release.

Northern Dynasty is solely and entirely responsible for the contents of this news release. No other party, including any parties which have an interest in the project, are in any way responsible for the contents hereof.

Comments on Forward Looking Information, Estimates and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers, which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of prefeasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

Information about CuEQ

Copper equivalency or "CuEQ" is a manner of expressing poly-metallic deposits as a grade of the principal mineralization (by value). As used herein, gold and molybdenum values have been expressed as part of the copper grade. CuEQ as calculated herein is based on assumed metal prices of US$1.00/lb for copper, US$400/oz for gold, and US$6.00/lb for molybdenum. Copper equivalent has not been adjusted for metallurgical recoveries. Adjustment factors to account for differences in relative metallurgical recoveries for gold, copper and molybdenum depend upon the completion of metallurgical testing. Significant shifts in the relative values of these metals can significantly change the CuEQ.

Information Concerning Estimates of Measured, Indicated and Inferred Resources

This news release also uses the terms "measured resources", "indicated resources" and "inferred resources". Northern Dynasty Minerals Ltd. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, “inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.